UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

TECUMSEH PRODUCTS COMPANY

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Harold M. Karp

President and Chief Executive Officer

5683 Hines Drive

Ann Arbor, Michigan 48108

(734) 585-9487

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick T. Duerr

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226-3506

(313) 465-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on August 24, 2015 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Tecumseh Products Company, a Michigan corporation (the “Company” or “Tecumseh”). This Schedule 14D-9 relates to the tender offer by MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together, with DENO Investment Company II, Inc., “Mueller”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC,” and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), to purchase all of the outstanding common shares, no par value (the “Shares”), at a price of $5.00 per Share, net to the seller in cash without interest and less any required withholding taxes (such price, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Sub with the Securities and Exchange Commission (the “SEC”) on August 21, 2015 as amended thereafter. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein. For purposes of this Schedule 14D-9, references to “Mueller Atlas” include MA Industrial JV LLC, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP, DENO Investment Company II, Inc. and Mueller Industries, Inc. and their respective subsidiaries, unless otherwise noted.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) amending and restating the penultimate paragraph under the caption “Background and Reasons for the Company Board’s Recommendation – Background of the Offer – 2014-2015 Background” on page 23 of the Schedule 14D-9 as follows:

“From late June 2015 through July 31, 2015, Mueller Atlas continued to complete their due diligence review of the Company. During this time, representatives of Mueller Atlas, on the one hand, and representatives of the Company, on the other hand, discussed updated proposals that included prices per share ranging from $4.77 to $5.10 (after taking into account certain deductions and subject to certain assumptions). In particular, on June 24, 2015, Mueller Atlas sent a proposal to the Company for $5.10 per share, which Mueller Atlas revised downward in the same proposal to account, in Mueller Atlas’ view, for aggregate amounts owed pursuant to recent executive and board equity compensation changes, the cost of a D&O tail policy, and fees payable to Citi. The Company valued this adjusted proposal at $4.77 per share. On July 6, 2015, Mueller Atlas sent a revised proposal to the Company for $5.10 per share. During this period from late June 2015 through July 31, 2015, counsel to Mueller Atlas and the Company, respectively, continued to discuss and exchange revised drafts of the merger agreement that addressed certain key issues on the contract terms, in particular those dealing with closing certainty, the amount of the termination fees and the terms of a guarantee from Mueller and Atlas. Additionally, counsel exchanged drafts of the related confidential disclosure schedules and discussed certain items contained therein via teleconference. During this time, the Company Board held meetings on June 25, July 9, July 10, July 23 and July 27, 2015 to discuss and consider the ongoing negotiations with Mueller Atlas and to provide direction to the Company’s management and advisors in connection therewith.”

(2) adding the following paragraph before the last paragraph under the caption “Background and Reasons for the Company Board’s Recommendation – Background of the Offer – 2014-2015 Background” on page 23 of the Schedule 14D-9:

“On July 31, 2015, Mueller Atlas submitted a revised bid that implied merger consideration of approximately $4.90 per share. Mueller Atlas advised that its per share price reflected advisor fees payable to Citi and amounts owed pursuant to any and all change in control payments put in place pursuant to the Company’s proposed change in control policy, as well as increased uncertainty based on new environmental matters and contingent claims.”

(3) amending and restating the penultimate paragraph under the caption “Background and Reasons for the Company Board’s Recommendation – Background of the Offer – 2014-2015 Background” on page 27 of the Schedule 14D-9 as follows:

“Following the execution of the Merger Agreement, the Company and Citi commenced the go-shop process. The go-shop period ended on September 4, 2015. During the go shop-period, Citi contacted sixty-eight potential strategic and financial buyers. Thirty-six of the potential buyers contacted by Citi declined to participate, including Bidder A, and thirty-two did not respond. The Company executed confidentiality agreements with eight of the thirty-six potential buyers that responded, but none made any Acquisition Proposals. Three of the eight potential buyers that executed confidentiality agreements indicated to Citi that they would not be able to formulate bids before the expected close of the tender offer.”

(4) adding the following (in chronological order) after the last paragraph under the caption “Background and Reasons for the Company Board’s Recommendation – Background of the Offer – 2014-2015 Background”:

“On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act.”

“On September 10, 2015, the FCO approved the transaction without conditions under the German ARC.”

(5) inserting the following after the first sentence in the penultimate paragraph under the caption “Certain Projections” on page 29 of the Schedule 14D-9:

“During the go-shop period, the Company also provided the Case 1 projections to potential bidders that signed confidentiality agreements.”

(6) inserting the following after the last sentence in the penultimate paragraph under the caption “Certain Projections” on page 29 of the Schedule 14D-9:

“The Case 1 and Case 2 projections did not reflect any potential benefits from the Company’s previously considered restructuring activities in Brazil and Mexico.”

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) adding the following under the caption “Regulatory Approvals” as the last paragraph under that caption of the Schedule 14D-9:

“On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act. On September 10, 2015, the FCO approved the transaction without conditions under the German ARC. Accordingly, the antitrust condition under the Merger Agreement has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer.”

(2) adding the following under the caption “Certain Litigation” at the end of the last paragraph under that caption:

“On September 4, 2015, Molly Murray filed a purported shareholder class action complaint in the Circuit Court for the County of Washtenaw in the State of Michigan against the Individual Defendants (as defined above), the Company, Mueller, Atlas Holdings LLC, Parent, and Sub, captioned Murray v. Tecumseh Products Co., et al. Case No. 2015-906-CB. The complaint purports to assert a direct claim on behalf of the Company shareholders, alleging that the Individual Defendants breached their fiduciary duties to the Company shareholders by seeking to sell the Company through an unfair process, for an unfair price, and by failing to provide shareholders with material information regarding the transaction. The complaint further alleges that Mueller, Atlas Holdings LLC, Parent, and Sub aided and abetted the alleged breach of fiduciary duties by the directors of the Company. The complaint also purports to assert derivative claims on behalf of nominal plaintiff the Company against the Individual Defendants for breach of fiduciary duty and unjust enrichment. The complaint seeks, among other things, to enjoin consummation of the proposed transaction, damages (including exemplary damages) and the award of costs and disbursements associated with bringing the action, including attorneys’ fees. The foregoing description of the complaint is qualified in its entirety by reference to the complaint, which is included as Exhibit (a)(18) to the Schedule 14D-9 and incorporated in this Item 8 by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.”

Annex III. Information Statement

The Information Statement attached as Annex III of the Schedule 14D-9 is hereby amended and supplemented by:

(1) replacing the first row of the table entitled “Amount and Nature of Beneficial Ownership” under the caption “Security Ownership of Certain Beneficial Owners and Management – 5% Common Shareholders” of the Information Statement with the following:

	Amount and Nature of Beneficial Ownership				Total	Percent of Class
Name and Address	Sole Voting Power	Sole Investment Power	Shared Voting Power	Shared Investment Power
Scott L. Barbee (1) 6862 Elm Street, Suite 830 McLean, VA 22101	48,576	48,576	1,666,253	1,666,253	1,714,829	9.2%

(2) replacing Note 1 of the table entitled “Amount and Nature of Beneficial Ownership” under the caption “Security Ownership of Certain Beneficial Owners and Management – 5% Common Shareholders” of the Information Statement with the following:

“(1) The information regarding the holdings of Scott L. Barbee is as of September 9, 2015 based on an amended Schedule 13G filed by Aegis Financial Corporation and Scott L. Barbee dated September 9, 2015. Mr. Barbee reports having sole voting and investment power over 48,576 of the shares shown in the table, and Mr. Barbee and Aegis Financial Corporation reported having shared voting and investment power over 1,666,253 shares. Clients of Aegis Financial Corporation, a registered investment adviser, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of these shares, including the Aegis Value Fund, a registered investment company, which owns 1,093,014 common shares, or 5.9% of the outstanding common shares.”

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(18)	Verified Class Action and, in the Alternative, Derivative Complaint for Breach of Fiduciary Duty captioned Murray v. Tecumseh Products Company et al. filed September 4, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tecumseh Products Company

By:	/s/ Harold M. Karp
Name:	Harold M. Karp
Title:	President and Chief Executive Officer

Dated: September 14, 2015

INDEX TO EXHIBITS

The Index to Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(18)	Verified Class Action and, in the Alternative, Derivative Complaint for Breach of Fiduciary Duty captioned Murray v. Tecumseh Products Company et al. filed September 4, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

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